Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited - in thousands)

	Year ended December 31,
	2015	2014	2013	2012	2011
Earnings (loss):
(Loss) income before income taxes	$(58,748)	$(41,223)	$410	$2,960	$1,125

Fixed charges to add to earnings:
Interest expense	6,883	3,546	58	63	60
Amortization of debt issuance costs	993	562	—	—	—
Rent interest factor (1)	905	528	477	395	410
Total fixed charges	8,781	4,636	535	458	470
(Loss) earnings before income taxes and fixed charges	$(49,967)	$(36,587)	$945	$3,418	$1,595
Ratio of earnings to fixed charges (2)	(5.7)	(7.9)	1.8	7.5	3.4

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(1)	Approximately one-third of rental expense is deemed representative of the interest factor.

(2)	For 2015 and 2014, our earnings were insufficient to cover fixed charges by $58.7 million and $41.2 million, respectively.